Exhibit 99.1

Algonquin Power & Utilities Corp. Appoints
Peter Norgeot as Chief Operating Officer

OAKVILLE, Ontario – January 5, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) today announced the appointment of Peter Norgeot as Chief Operating Officer (COO), effective immediately. Mr. Norgeot joins Algonquin after having recently retired as COO from Entergy Corporation (NYSE: ETR) (“Entergy”) and will be responsible for leading the Company’s electric, gas, and water regulated utility operations, capital execution, and enterprise-wide operational excellence initiatives.
Pete is a proven utility executive with deep commercial acumen and experience driving operational performance, capital discipline, and organizational accountability across complex, multi-jurisdictional regulated businesses,” said Rod West, Chief Executive Officer of Algonquin. “I previously worked with Pete at Entergy, where I saw firsthand his ability to lead large-scale, customer-centric utility operations with discipline, integrity, and a strong commitment to safety and reliability.  As Algonquin continues to focus on operational execution, system reliability, and value creation for its stakeholders, Pete’s leadership and hands-on operating expertise will be instrumental.”
Mr. Norgeot brings more than three decades of senior leadership experience across the utility landscape, with a strong track record in safety, system reliability, customer service, and large-scale capital program delivery. Most recently as COO at Entergy, he led generation, transmission and distribution operations, system resource planning, and capital execution across multiple jurisdictions. In that role, he helped to develop and execute a multi-year, customer-centric capital plan exceeding $30 billion designed to deliver significant operational, fuel, and capital efficiency improvements while strengthening system reliability and resilience.
“Algonquin has a compelling regulated utility platform and a clear focus on execution,” said Mr. Norgeot. “I am excited to join the Company at this important moment and to work alongside the leadership team to deliver safe, reliable service to customers while advancing long-term value creation.”
As COO, Mr. Norgeot will focus on improving safety, standardizing enterprise systems and achieving performance consistency.  His appointment reflects Algonquin’s continued emphasis on operational excellence, disciplined capital deployment, and proactive risk management as the Company advances its strategic priorities.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “seek” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: the expected mandate, impact and outcomes of the appointment of Peter Norgeot as Chief Operating Officer of the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2024, and Management Discussion and Analysis for the three, six and nine months ended September 30, 2025, each of which is available on SEDAR+ and EDGAR.  Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.